FORM 6 - K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934


                               As of May 26, 2005



                                  TENARIS, S.A.
                 (Translation of Registrant's name into English)


                                  TENARIS, S.A.
                           46a, Avenue John F. Kennedy
                                L-1855 Luxembourg
                    (Address of principal executive offices)


        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

                               Form 20-F |X| Form 40-F |_|

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

                                  Yes |_|   No |X|

  If "Yes" is marked, indicate below the file number assigned to the registrant
                    in connection with Rule 12g3-2(b): 82 - |_|.


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The attached material is being furnished to the Securities and Exchange
Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Summary of the resolutions adopted in the annual general meeting of shareholders of Tenaris S.A. (the "Company") held on May 25, 2005.


                Summary of the resolutions adopted in the Annual
                   General Meeting of shareholders of Tenaris
                    S.A. (the "Company") held on May 25, 2005
                     at 46a, avenue John F. Kennedy L-1855,
                              Luxembourg at 11:00.
                              --------------------

(1) Consideration of the Board of Directors' and independent auditor's reports on the consolidated financial statements. Approval of the Company's consolidated financial statements as of, and for the fiscal year ended, December 31, 2004.

The meeting resolved to approve the Company's consolidated financial statements as of, and for the fiscal year ended December 31, 2004 and the report of the Board of Directors and of the independent auditor on such financial statements


(2) Consideration of the Board of Directors' and independent auditor's reports on the unconsolidated annual accounts. Approval of the Company's unconsolidated annual accounts as of, and for the fiscal year ended, December 31, 2004.

The meeting resolved to approve the Company's annual accounts as of, and for the fiscal year ended December 31, 2004 and the report of the Board of Directors and of the independent auditor on such financial statements


(3)     Allocation of results and approval of dividend payment.

The meeting considered and approved the proposal made by the Board of Directors to distribute on June 13, 2005 a dividend to all shareholders of US$199,510,724.27 (equivalent to US$0.169 per share currently issued and outstanding and US$1.69 per ADR currently issued and outstanding), which US$36,446,396.27 shall be paid from profits of the year ended December 31, 2004, US$162,982,327.00 shall be paid from retained earnings and US$82,001.00, from the Company's other distributable reserve account. The balance of the fiscal year's profits of US$337,030,371.73 will be allocated to the Company's retained earnings account. The meeting further approved to authorize the Board of Directors to determine, in its discretion, the terms and conditions of the dividend payment including the applicable record date and, if material circumstances appear and dictate so, to change the payment date.


(4)     Discharge to the members of the Board of Directors.

The meeting resolved to discharge from liability all of those who were members of the board of directors during 2004, for the performance of their duties during the year ended December 31, 2004.

1.       Mr. Lucio Bastianini

2.       Mr. Roberto Bonatti

3.       Mr. Carlos Manuel Franck

4.       Mr. Bruno Marchettini

5.       Mr. Gianfelice Rocca


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6.       Mr. Paolo Rocca

7.       Mr. Jaime Serra Puche

8.       Mr. Amadeo Vazquez

9.       Mr. Guillermo F. Vogel

(5)     Election of the Board of Directors' members.

The meeting resolved to re-appoint the following persons to the Board of Directors of the Company until the next annual general meeting that will be convened to decide on the 2005 accounts.

1. Mr. Roberto Bonatti

2. Mr. Carlos Manuel Franck.

3. Mr. Bruno Marchettini.

4. Mr. Roberto Monti.

5. Mr. Gianfelice Rocca.

6. Mr. Paolo Rocca

7. Mr. Jaime Serra Puche

8. Mr. Amadeo Vazquez

9. Mr. Guillermo F. Vogel


(6) Authorization to the Board of Directors to delegate the day-to-day management of the Company's business to one or more of its members.

For the proper management of the Company's affairs, the meeting resolved to authorise the Board of Directors to delegate day to day management of the Company's affairs to Mr. Paolo Rocca.

(7)      Board of Directors' compensation.

The meeting resolved to approve the compensation of each of the members of the Board of Directors for the fiscal year ending December 31, 2005 in the sum of US$50,000 and approved an additional fee of US$60,000 for the Chairman of the Audit Committee and US$50,000 for the other Directors who are members of such Committee.

An additional amount of US$ 1,200,000 payable in monthly instalments, plus a performance bonus that the Board of Directors will determine in the order of US$600,000 for the Chairman and Chief Executive Officer for the fiscal year ending December 31, 2005 has been previously decided by the Board of Directors.

(8)     Appointment of independent auditors and approval of their fees.

The meeting was advised that the Audit Committee and the Board of Directors proposed the appointment of Price Waterhouse & Co. S.R.L., member firm of PricewaterhouseCoopers, as the independent auditors for fiscal year ending December 31, 2005 to be engaged until the next annual general meeting that will be convened to decide on the 2005 accounts. The meeting was also asked to approve the sum of US$3,244,531 for audit services to be rendered during the fiscal year ending December 31, 2005. Both proposals were approved by the meeting. The meeting also resolved to authorise the Board of Directors to modify such compensation whenever it would conclude that circumstances would merit a change


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                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: May 26, 2005



                                  Tenaris, S.A.


By:/s/ Cecilia Bilesio
   -----------------------
Cecilia Bilesio
Corporate Secretary